UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA D.C. – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on May 28, 2021 (File No. 333-256623).

Exhibits

Exhibit 99.1 –	Recent Developments and Ecopetrol S.A.’s Unaudited Interim Condensed Consolidated Financial Statements for the nine-month periods ended September 30, 2023 and 2022 and as of September 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

	By:	/s/ Ana Milena López Rocha
		Name:	Ana Milena López Rocha
		Title:	Chief Financial Officer
Date: January 9, 2024

RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) results of operations for the nine-month periods ended September 30, 2023 and 2022 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on March 29, 2023 (which we refer to as the “2022 Form 20-F”) and, in particular, “Business Overview” and “Financial Review” in the 2022 Form 20-F, with our unaudited interim condensed consolidated financial statements for the nine-month periods ended September 30, 2023 and 2022 and as of September 30, 2023, included as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim condensed consolidated financial statements”). We hereby designate this report on Form 6-K (which we refer to as this “Form 6-K”) as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on May 28, 2021 (File No. 333-256623).

Our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 included in the 2022 Form 20-F were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Our unaudited interim condensed consolidated financial statements for the nine-month periods ended September 30, 2023 and 2022 and as of September 30, 2023 were prepared in accordance with IAS 34 – “Interim Financial Reporting” as issued by the IASB.

Our consolidated financial statements were consolidated line by line and all transactions and balances among subsidiaries have been eliminated. These financial statements include the financial results of all subsidiary companies controlled, directly or indirectly, by Ecopetrol.

Ecopetrol also files financial information with the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia or the “SFC” by its acronym in Spanish), which information is prepared in accordance with Colombian IFRS. Ecopetrol’s financial information under Colombian IFRS filed with the SFC is not directly comparable to its financial information presented under IFRS-IASB in this report on Form 6-K or its filings with the SEC.

Overview

Our consolidated financial results for the first nine months of 2023 reflect the overall effect of an unfavorable crude oil price environment, characterized by lower Brent oil prices during this period as compared to the same period of 2022, as a result of global geopolitical challenges and inflationary pressures. As of the first nine months of 2023, crude oil prices averaged 82.06 US$/bl, a decrease of 20.27 US$/bl as compared to the average price for the first nine months of 2022. The impact of lower Brent oil prices was partially offset by various factors, including an increase in production, the second highest level of throughput in the history of the Cartagena Refinery, return to pre-pandemic volume levels of oil and derivates transported daily to 1,126.7 million barrels of oil equivaled per day (“mboed”). See “Ecopetrol’s results of operations for the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022” below.

On the demand front, several factors, including persistent inflation in various regions of the world, the uncertainty of the conflicts between Russia and Ukraine, the rising interest rates in the developed world, and the delay in the recovery of the Chinese economy following the elimination of zero-covid policies, have all had an impact on the performance of the global economy, preventing it from achieving the recovery that was anticipated following the end of the pandemic. Nonetheless, at the end of the third quarter 2023, the oil demand remained robust and in line with expectations and surpassed the comparable period in 2022 by 1.9 million barrels per day (“mmbd”). The remarkable resilience of the global economy is the reason behind the strength of the global oil demand. According to the International Monetary Fund, the global economy would grow at 3% in 2023, 0.2% higher than it estimated in April (with the advanced economies growing at 1.5% while Emerging Market and Developing Economies are expected a 4% growth). The primary factors behind the upside are the strength of the US economy, the increased activity in the emerging world, particularly in India, and the beginning of the Chinese economy’s response to the policies implemented in the second half of the year to stimulate domestic consumption and mitigate its real estate crisis.

On the supply front, the Organization of Petroleum Exporting Countries (“OPEC”) and ten of the world’s major non-OPEC oil-exporting nations, including Russia (“OPEC+”), have not only been reducing their supply since May, primarily led by Saudi Arabia, but have also maintained a steadfast focus on their cut policies. By the end of the third quarter 2023, the supply of OPEP+ was 2.9 mmbd lower than the corresponding period in 2022. Such supply reduction partially offset the impact on crude prices of the escalating supply from non-OPEC countries (excluding Russia), which grew 1.6 mmbd during the same period, primarily driven by the US production (0.9 mmbd).

Under current Colombian regulations, depending on the price of fuels in the international markets, participants in the Colombian fuel market either contribute to or receive payments from the Fuel Price Stabilization Fund (“FEPC” for its Spanish acronym), a fund managed by the MHCP to attenuate, in the domestic market, the impact of fluctuations of fuel prices in international markets. As a result, the strengthening of the Brent price indicator has resulted in an increase in amounts due by the FEPC to Ecopetrol. See “Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC)” in our 2022 Form 20-F. On March 30, 2023, the Annual Shareholders’ Meeting announced a dividend per share of COP$593. The dividend amount declared by the Company for the Government of Colombia (the “Government”) as majority shareholder was COP$21.6 trillion. This dividend would be offset against the 2022 FEPC receivables from the Government. As of September 30, 2023, the offsetting of these two accounts has been for COP$16.4 trillion, resulting in a 2022 FEPC account receivables balance for COP$8 trillion, and dividend payables for COP$5.2 trillion. Ecopetrol and the Government have entered into a settlement agreement in relation to the 2022 FEPC accounts receivable and dividend payments. The remaining balance for the 2022 FEPC accounts receivable, after offsetting the complete amount of dividends to be paid to the Government was paid by the Government in cash in December 2023. Such settlement has strengthened our financial and liquidity position as it provides us with more flexibility to pursue our investment plan for 2024 and going forward. As of September 30, 2023, the cumulative balance of the FEPC account receivable was COP$25.7 trillion (including COP$8 trillion for the FEPC accounts receivable), to be paid in cash or by offsetting against additional dividends.

On June 14, 2023, the Government announced an update to the Medium-Term Fiscal Framework (“MFMP”, by its acronym in Spanish), a document that establishes the macroeconomic and fiscal strategy for the country in the medium term, including an exhaustive analysis of the FEPC situation, given its important fiscal implications. In line with the MFMP update, the Government settled approximately COP$26.3 trillion with the FEPC corresponding to the fiscal year ended December 31, 2022 in 2023, and expects to transfer COP$17.8 trillion in 2024 as part of the settlement corresponding to the FEPC corresponding to the fiscal year ended December 31, 2023. Although we can offer no assurance, the MFMP update also anticipated a gradual convergence of domestic and international liquid fuel prices, and a structural reform to the fund that guarantees self-sustainability, which occurrence we believe could help reduce the impact of FEPC-related accounts receivable on our working capital.

2040 Strategy: “Energy that Transforms.”

In 2022, the Ecopetrol Group began working to re-align its current segments to the business lines defined in the 2040 Strategy and its work in the field of energy transition. In that regard, for operational purposes, we began to realign our corporate operational divisions from: (i) Exploration and Production; (ii) Transportation and Logistics; (iii) Refining, Petrochemicals and Biofuels; (iv) Sales and Marketing, and (v) Electric Power Transmission and Toll Roads Concessions Exploration and Production, to the following: (i) Hydrocarbons, which includes the Exploration and Production, Transportation and Logistics, Refining and Petrochemicals, (ii) Low Emissions Solutions, which includes exploration, production and commercialization of gas, biogas, LPG, power, renewables, hydrogen, and Carbon Capture, Utilization and Storage (CCUS), and (iii) Energy Transmission and Toll Roads, while maintaining Sales and Marketing as a cross-sectional front. During our quarterly reports for 2023, we accompanied financial information under our traditional business lines with financial information adjusted to the new business lines. For purposes of this 6-K, we continue to present our operational information under our traditional business lines. We expect to reflect the new business lines at the operational and financial level in the 2024 annual report.

On September 11, 2023, Ecopetrol announced certain adjustments to its 2040 Strategy initially presented in February 2022. Such adjustments were approved by the Board of Directors of the Company and pertain to the following aspects of the strategy:

1.	The new strategic focus of the Caribbean offshore lever is to maximize gas potential in the Colombian Caribbean offshore.
2.	Unconventional hydrocarbon exploration activities will not be pursued in Colombia.
3.	The previously defined strategic objective of “energy efficiency” has been replaced by optimization of the internal consumption of energy to 25 petajoules (PJ) for the period 2018-2030.

All other elements of the 2040 Strategy which were announced to the market in February 2022 remain unchanged. The long-term strategy reaffirms our commitment to a just and equitable energy transition, emphasizing portfolio diversification while preserving the integrity and value of our traditional business. Additionally, our focus remains on strict capital discipline to ensure profitable and sustainable growth in our business lines and the creation of value for all our stakeholders.

2024 Investment Plan

On November 30, 2023, Ecopetrol’s Board of Directors approved maintaining investment levels between 23 and 27 trillion Colombian pesos in 2024, in line with the commitment to energy security and the country's energy transition under the 2040 Strategy.

Investments in the oil exploration and production (equivalent to approximately 50% of the annual plan) and gas exploration and production (equivalent to approximately 12% of the annual plan) are expected to be allocated to reach organic production levels of 725,000 to 730,000 barrels of oil equivalent per day by 2024 (76% crude, 19% gas, and 5% white products) implementing improved recovery technologies to maximize existing resources and protect the production curve against natural field decline. In 2024, it is estimated that approximately 360 development wells may be drilled, with 74% of these in Colombia and 26% in the Permian Basin. Exploration efforts include an estimate of 15 wells, primarily in Northern Colombia and the Caribbean offshore.

Transportation investments, comprising 5% of the total 2024 investment plan, primarily focus on integrity and reliability projects developed by Cenit, Ocensa, Oleoducto de Colombia, and Oleoducto de los Llanos. The volumes transported are expected to exceed one million daily barrels, in line with the country's production expectations and refined product demand.

Refining investments, comprising 7% of the total estimated for 2024, continue to focus on ensuring the reliability, availability, and sustainability of operations at the Barrancabermeja and Cartagena refineries. The expected joint load of the refineries is between 420,000 and 430,000 barrels per day.

To advance a fair energy transition alongside the decarbonization of operations in the fossil fuel business, approximately 40% of the investment plan resources are expected to be allocated to unconventional renewable energy projects, natural gas, and transmission and infrastructure, among others. Gas investments in 2024 are estimated to be between 3.1 and 3.5 trillion Colombian pesos, with a focus on the Piedemonte Llanero and the Caribbean offshore to produce around 135 thousand barrels of oil equivalent per day (representing approximately 772 million cubic feet of natural gas), of which approximately 90% is produced in Colombia.

Additionally, Interconexión Eléctrica S.A. (ISA) is expected to invest around 5.9 trillion Colombian pesos (equivalent to 23% of the annual plan), with 4.9 trillion Colombian pesos earmarked for the electric transmission business. The plan includes an expected expansion of the network by approximately 2,500 kilometers by 2026, maintaining the Company's leadership in energy transmission in the region.

In line with the goal of generating value with a focus on technology, environmental, social and governance (“TESG”) factors, it is estimated that around 3.7 trillion Colombian pesos is expected to be executed in this area in 2024. Approximately 36% of this amount focuses on climate change, alternative energy use, and air quality; 24% on comprehensive water management; and 15% on territorial development, with a social investment of around 550 billion Colombian pesos in 2024 dedicated to public and community infrastructure, access to public services, education, sports, health, inclusive rural development, and entrepreneurship.

This plan aims to leverage the reduction of approximately one million tons of CO2 equivalent emissions between 2024 and 2026, achieve energy optimization of 3.3 Peta Joules by 2026, and make progress in green hydrogen projects in refineries.

The financial plan for 2024 aims to secure competitive returns in a scenario of average Brent prices of US$ 75/Bl, generating a return on average capital employed in the 9% range, an EBITDA margin close to 38%. This proposal evidences the resilience of the Company and its subsidiaries (the “Ecopetrol Group”), through its ability to overcome inflationary pressures, impacts of the “El Niño” phenomenon and lower crude oil prices and refining margins. The Plan incorporates efficiency goals in operational management and investment projects. Finally, the financial and investment plan for 2024 includes the collection of accounts receivable from the FEPC accumulated in 2023. Transfers to the Nation, including dividends, payments to Agencia Nacional de Hidrocarburos (the “National Agency of Hydrocarbons” or “ANH”), and taxes, are expected to exceed 38 trillion Colombian pesos.

Other Recent Developments

On July 4, 2023, the National Electoral Council opened a proceeding for alleged irregularities in the financing and presentation of the income and expenditure report of Mr. Gustavo Petro’s 2022 presidential campaign, of which Mr. Ricardo Roa Barragán was the campaign manager.  According to public records, the National Electoral Council is in the process of gathering evidence.  On August 3, 2023, a Colombian citizen filed a petition before Colombia’s General Attorney’s Office (Fiscalía General de la Nación) to investigate alleged irregularities in Mr. Ricardo Roa Barragán’s role as Mr. Gustavo Petro’s 2022 presidential campaign manager.  On October 19, 2023, the General Attorney’s Office referred such petition to the Office of the Disciplinary Prosecutor (Procuraduría Delegada Disciplinaria de Instruccion 2: Segunda para Vigilancia Administrativa) for a disciplinary investigation. The Office of the Disciplinary Prosecutor initiated such disciplinary investigation on December 12, 2023. According to public records, the investigation is in the evidentiary phase and there is no additional information published by the Office of the Disciplinary Prosecutor. It is not expected that additional information will become available until the Office of the Disciplinary Prosecutor either issues a formal accusation and summons to public hearing, or decides the definitive dismissal of the proceeding.   In addition, according to public records, other proceedings have been initiated with judicial and administrative bodies, all of which relate to alleged irregularities in connection with Mr. Gustavo Petro’s 2022 presidential campaign, and are currently in the initial phase. There is no assurance on what the outcome of those proceedings could be or on whether any of them could result in a material adverse impact on us or the value of our securities.

Ecopetrol’s results of operations for the nine-month period ended September 30, 2023 compared to the nine-month period ended September 30, 2022.

The following table sets forth the components of Ecopetrol’s unaudited interim condensed consolidated income statement for the nine-month periods ended September 30, 2023 and 2022.

	For the nine-month period
	ended September 30,
	2023	2022	% Change

	(unaudited)
	(in millions of Colombian pesos)
Revenues	108,391,346	119,898,794	(9.6)%
Cost of sales	(64,871,173)	(65,458,241)	(0.9)%
Gross profit	43,520,173	54,440,553	(20.1)%
Operation and project, administration and other operating expenses	(7,366,549)	(5,980,821)	23.2
Impairment of non-current assets	(11,125)	(5,516)	101.7%
Operating income	36,142,499	48,454,216	(25.4)%
Financial results	(4,179,526)	(5,366,006)	(22.1)%
Share of profit of associates and joint ventures	606,332	656,680	(7.7)%
Profit before income tax	32,569,305	43,744,890	(25.5)%
Income tax	(11,476,872)	(16,214,065)	(29.2)%
Net profit for the period	21,092,433	27,530,825	(23.4)%
Net profit attributable to:
Owners of parent	17,637,678	24,770,909	(28.8)%
Non-controlling interest	3,454,755	2,759,916	25.2%
Net profit for the period	21,092,433	27,530,825	(23.4)%

Total Revenues

The following table sets forth our foreign and local sales of crude oil, natural gas, refined and petrochemical products, services associated with the transportation of hydrocarbons and energy transmission and toll roads, for the nine-month periods ended September 30, 2023, and 2022.

	For the nine-month period ended
	September 30,
	2023	2022	% Change

Crude oil:	(Unaudited)
Local sales (mbod)	1.6	2.2	(27.3)%
Foreign sales (mbod)	426.2	409.7	4.0%
Average price per local barrel (USD/bl)	65.7	89.0	(26.2)%
Average price per export barrel (USD/bl)	71.7	95.5	(24.9)%

Natural gas:
Local sales (mboed)	91.1	97.8	(6.9)%
Foreign sales (mboed)	9.1	5.1	78.4%
Average local price (USD/bl)	31.0	27.3	13.6%
Average export price (USD/bl)	6.8	32.5	(79.1)%

Refined products (including petrochemicals and industrial products):
Local sales (mboed)	358.4	363.1	(1.3)%
Foreign sales (mboed)	112.2	85.2	31.7%
Average local price per barrel (USD/bl)	106.9	129.2	(17.3)%
Average export price per barrel (USD/bl)	65.2	90.0	(27.6)%

Services Revenues with third parties: (in millions of Colombian pesos):
Electric Power Transmission and Toll Roads Concessions	10,609,111	9,578,562	10.8%
Transportation	2,221,686	1,995,275	11.3%

In the nine-month period ended September 30, 2023, total revenues decreased by 9.6%, or COP$11,507,448 million, as compared to the same period in 2022, as a result of:

●	A COP$23,331,633 million decrease in revenues mainly due to a 20.9%, or US$21.03 per barrel, decrease in the average prices of our crude oil basket, natural gas and refining products.
●	A COP$6,455,497 million increase in revenues, resulting from the depreciation of the Colombian peso against the U.S. dollar from an average exchange rate of COP$4,069.33/US$1.00 for the nine-month period ended September 30, 2022, to an average exchange rate COP$4,410.95/US$1.00 for the same period in 2023.
●	A COP$3,992,973 million increase in revenues attributable to a 3.7% increase in sales volume, or 9.7 mboed, primarily as a result of the combined net effect of:
-

Higher volumes sold of crude oil by 4.4 mboed, or COP$1,709,598 million, primarily attributable to: (i) higher sales volume due to increased deliveries to customers, (ii) increased production of crude oil and (iii) higher trading operations.

-

Higher volumes sold of refined products and petrochemicals by 4.7 mboed, or COP$2,121,494 million, due to increased sales of diesel and gasoline, primarily due to better operating performance at the Cartagena Refinery by the Interconexión plantas de crudo de la Refinería de Cartagena (“IPCC”) project.

-	Lower volumes sold of gas by 0.7 mboed or COP$59,656 million, primarily due to lower demand from the non-regulated sector (industrial) and thermal generation.
-	Higher volumes sold of liquefied petroleum gases (“LPG”) by 1.4 mboed or COP$221,538 million, primarily due to higher production in 2023.
●	A COP$1,375,715 million increase in revenues from other services, due to increased demand of energy transmission and toll road services.

Costs of Sales and Expenses

The following table sets forth the components of our cost of sales, operating expenses and operating income for the nine-month periods ended September 30, 2023, and 2022.

	For the nine-month period ended
	September 30,
	2023	2022	% Change

	(unaudited)
	(in millions of Colombian pesos)
Fixed cost of sales	17,317,578	15,082,393	14.8%
Variable cost of sales	47,553,595	50,375,848	(5.6)%
Total cost of sales	64,871,173	65,458,241	(0.9)%
Operation and project, administration and other operating expenses	7,366,549	5,980,821	23.2%
Impairment of non-current assets	11,125	5,516	101.7%
Operating income	72,248,847	71,444,578	1.1%

Cost of sales

Our total cost of sales is comprised of a fixed portion and a variable portion.

Our fixed cost of sales includes, among other items, contracted services, labor costs, maintenance, taxes and depreciation. Our fixed cost of sales increased by 14.8%, or COP$2,235,185 million, in the nine-month period ended September 30, 2023, as compared to the same period in 2022, due to the combined net effect of:

●	A COP$1,324,382 million increase in maintenance costs, supplies, contracted services, and others, primarily as a result of (i) the increased execution of operational activities and production, and (ii) price increases for supplies as a consequence of inflationary effects on costs.
●	A COP$411,143 million increase in depreciation and amortization mainly due to: (i) increased levels of capital expenditures, (ii) increased crude oil production in the Permian basin and Ecopetrol S.A., and (iii) the effect of the depreciation of the average exchange rate of the Colombian peso against the U.S. dollar on the appreciation registered by Ecopetrol S.A.’s subsidiaries that use the U.S. dollar as functional currency. This was partially offset by higher reserve levels, which translates into lower depreciation.
●	A COP$499,660 million increase in labor costs mainly due to salary increases compared to the previous year.

Our variable cost of sales includes, among other items, purchases of hydrocarbons from ANH, purchases of crude oil from business partners, imported products, hydrocarbon transportation services, depletion of fields and inventories. Our variable cost of sales decreased by 5.6% (COP$2,822,253 million) in the nine-month period ended September 30, 2023, as compared to the same period in 2022, primarily as a result of a COP$6,694,357 million decrease in the purchase costs of crude oil, gas and refined products, mainly due to a COP$10,514,983 million decrease primarily due to lower average purchase prices of crude and derivates in line with the decrease in international benchmark prices during the nine-month period ended September 30, 2023.

The decrease in variable cost of sales was partially offset by:

●	A COP$1,701,460 million increase due to the fluctuation in inventories mainly due to a lower valuation given the decrease on the benchmark prices of crude oil and products purchased in 2023 as compared to 2022.
●	A COP$1,285,040 million increase in other operative costs manly due to: (i) higher electric energy cost, primarily due to the increased execution of operational activities and higher energy rates consistent with the domestic market conditions, (ii) an increase in costs of materials mainly due to an increase in operating activities in Barranca Refinery and the IPCC project, and (iii) an increase in other operational costs including higher contract tariffs as a consequence of the inflationary effect on cost.
●	A COP$885,604 million increase in depreciation and amortization, mainly due to: (i) increased levels of capital expenditures, (ii) increased crude oil production in the Permian basin and Ecopetrol S.A. This was partially offset by higher reserve levels, which translates into lower depreciation.

Operation and project, administration and other operating expenses

In the nine-month period ended September 30, 2023, as compared to the same period in 2022, our operation and project, administration and other operating expenses increased by 23.3% (COP$1,385,728 million), mainly due to:

●	A COP$665,749 million increase in exploration expenses, mainly due to a write-off of exploratory assets, mainly Cusiana Subthrust, Cupiagua XD, Cusiana Deep, and the La Luna unconventional reservoir.
●	A COP$335,976 million increase in commissions, fees, freights and services mainly related to the increase in sales made under the “Delivery At Place” (“DAP”) incoterm rules in the first nine months of 2023 as compared to the same period in 2022.
●	A COP$221,402 million increase in labor costs mainly due to an increase in salaries due to inflation.
●	A COP$162,601 million increase in other minor items.

Impairment of non-current assets

In the nine-month periods ended September 30, 2023, and 2022 we did not recognize significant impairment expenses or reversals, as there were no trigger events that required the recognition of additional impairments to those recorded at the end of 2022 and 2021.

Financial results

The following table sets forth our financial results for the nine-month periods ended September 30, 2023 and 2022.

	For the nine-month period ended
	September 30,
	2023	2022	% Change

	(unaudited)
	(in millions of Colombian pesos)
Foreign exchange (loss) gain	1,806,158	(377,527)	(578.4%)
Interest expense related to loans and borrowings	(5,151,076)	(3,886,375)	32.5%
Financial cost from other liabilities (1)	(1,657,833)	(1,559,080)	6.3%
Other finance income (2)	823,225	456,976	80.1%
Financial results	(4,179,526)	(5,366,006)	(22.1%)
(1)	Includes the financial expenses related to updating abandonment costs liabilities, and the interest cost, net of post-employment benefits and other long-term employee benefits.
(2)	Includes financial cost from other liabilities for the nine-month periods ending on September 30, 2022 and 2023.

Our financial results (expense) decreased by COP$1,186,480 million, primarily as a result of a COP$2,183,685 million decrease due to foreign exchange gains as a result of the appreciation of the Colombian peso against the U.S. dollar. The decrease was partially offset by:

●	A COP$1,264,701 million increase in interest expense mainly due to an increase in debt and higher interest rates
●	A COP$267,496 million increase in other minor items.

Profit before income taxes

Profit before income taxes decreased by 25.5% in the nine-month period ended September 30, 2023, as compared to the same period in 2022, as a result of the above-mentioned factors.

Income tax

The effective income tax rate for the nine-month period ended September 30, 2023 was 35.2%, as compared to 37.1% for the same period in 2022.

The 1.9% decrease in the effective tax rate during the indicated period is mainly due to: (i) better results by subsidiaries of Ecopetrol whose nominal income tax rate is less than 35% and (ii) the effects of the exchange rate movements on Colombian companies such as Refinería de Cartagena and Ocensa, which use the U.S. dollar as their functional currency; among others.

Net profit attributable to equity holders of Ecopetrol

As a result of the foregoing, net profit attributable to the owners of Ecopetrol decreased by 28.8% (COP$7,133,231 million) in the nine-month period ended September 30, 2023, as compared to the same period in 2022.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the nine-month period ended September 30, 2023 were: (i) net cash provided by operating activities  in an amount of COP$9,398,851 million, (ii) cash obtained by the entering into new financing arrangements for an amount of COP$28,862,692 million,  (iii) interest  received from investment activities in an amount of COP$1,378,145 million and (iv)  cash received from the sale of other financial assets in an amount of COP$1,003,102 million.

Our principal uses of liquidity in the nine-month period ended September 30, 2023 were: (i) COP$22,924,742 million for interest and principal payments on our debt; (ii) COP$16,866,480 million for investments on natural and environmental resources and reserves, and additions to our property, plant and equipment and intangibles, and (iii) dividend payments in cash amounting to COP$3,859,661 million.

For 2023, on a consolidated basis, we expect our major cash needs to include planned capital expenditures ranging between US$6.1 billion and US$6.3 billion.

Use of Funds

Capital Expenditures

We plan to meet our budgeted organic capital expenditures for 2024 mainly through cash from internal cash generation.

Cash provided by operating activities

Net cash provided by operating activities decreased by 62% or COP$15,476,486 million in the nine-month period ended September 30, 2023, as compared to the same period in 2022, mainly as a result of (i) a less favorable crude oil price environment and negotiation of crude oil and product spreads, and (ii) increase in account receivable due from FEPC.

Cash used in investing activities

For the nine-month period ended September 30, 2023, net cash used in investing activities increased by 22% or COP$2,401,309 million as compared to the same period in 2022. This increase is mainly the result of an increase in our capital expenditures in projects in Colombia, United States and Peru. The main investments in Colombia were carried out by Rubiales, Caño Sur, Castilla, Chichimene and Floreña fields and in the Barrancabermeja Refinery. In the United States, the main investments were carried out by Permian in Delaware/Midland, and, in Peru, the main investments corresponded to the energy transmission business of Interconexión Eléctrica S.A. (“ISA”). This increase was partially offset by a COP$1,375,234 million increase in cash provided by investing activities as a result of (i) COP$610,003 million in proceeds from the sales of financial assets, and (ii) COP$765,231 million received as interest from our investments.

Cash provided by financing activities

For the nine-month period ended September 30, 2023, net cash provided by financial activities was COP$1,673,331 million compared to net cash used in financing activities of COP$16,318,312 million for the same period in 2022, which represents an increase in cash provided of COP$17,991,643 million, mainly due to (i) COP$18,404,132 million increase related to new loans and financing. This increase in cash provided by financing activities was partially offset by (i) COP$7,661,342 million increase in principal and interest payments on our debt and (ii) COP$7,327,290 million increase in the payment of dividends.

Dividends

On March 30, 2023, the Ordinary Shareholders’ Meeting approved the plan for distribution of Ecopetrol S.A.’s profits for the 2022 fiscal year, which included the distribution of dividends for an aggregate amount of COP$24,382,200 million, which comprised an ordinary dividend per share of COP$487 and an extraordinary dividend per share of COP$106, for a total dividend of COP$593 per share. Dividends to minority shareholders were paid in three equal installments; two of which took place on April 27, 2023, and September 28, 2023. The final dividend payment was made on December 21, 2023. Dividends to the controlling shareholder were offset against the balance of the account receivable from the majority shareholder, in relation to the Fuel Price Stabilization Fund (FEPC) for the second, third and a portion of the fourth quarter of 2022.

During the nine-month period ended September 30, 2023, a total amount of COP$1,829,695 million in cash dividends has been paid to our shareholders, a total amount of COP$16,415,907 million due to the Government as dividends have been offset against the FEPC accounts receivable due to Ecopetrol by the Colombian Government and a total amount of COP $2,029,951 million has been paid by subsidiaries to non-controlling shareholders.

Other developments

Arbitration award issued in favor of Reficar S.A.S.

On June 7, 2023, Refinería de Cartagena S.A.S. (Reficar) was notified of the international arbitration tribunal's decision that resolved the claim filed by the Company against Chicago Bridge & Iron Company N.V., CB&I UK Limited and CBI Colombiana S.A. (hereinafter "CB&I") before the International Chamber of Commerce in relation to the engineering, procurement, and construction agreement (EPC agreement) for the expansion and modernization of the Refinería de Cartagena. The arbitration tribunal ordered CB&I to pay approximately USD 1,0 billion plus interest to Refinería de Cartagena. The arbitration tribunal also dismissed CB&I's claims for approximately USD 400 million. On June 8, 2023, Chicago Bridge & Iron Company N.V. and CB&I UK Limited submitted a request for the award to be declared null.

On August 4, 2023, Refinería de Cartagena submitted a response to the request for nullity and, in turn, requested its confirmation. The tribunal's decision is binding for the parties and, as part of the legal process, it must be confirmed by the Southern District Court of New York.

On September 8, 2023, McDermott International, parent and controlling company of CB&I, publicly announced that it would initiate financial restructuring proceedings for its subsidiaries in the United Kingdom and the Netherlands, CB&I UK Limited and Chicago Bridge & Iron Company N.V. respectively, as a result of the ruling issued by an international arbitration tribunal of the International Chamber of Commerce against it and in favor of Refinería de Cartagena. Refinería de Cartagena S.A.S., on the advice of a global team of lawyers and experts in the field, took an active part in the corporate reorganization processes in those countries in order to defend its interest.

Subsequent events

None, other than the subsequent events described above, and in note 32 to our unaudited interim condensed consolidated financial statements included in this Form 6-K.

FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “should,” “plan,” “potential,” “predicts,” “prognosticate,” “project,” “target,” “reach,” “seek,” “contemplate”, “achieve” and “intend,” among other similar expressions, are understood as forward-looking statements. These factors may include the following:

●	changes in international crude oil and gas prices;
●	our exploration and production activities, including drilling;
●	import and export activities;
●	our liquidity, cash flow and sources of funding;
●	the results of our electric power transmission and toll roads activities through ISA;
●	our projected and targeted capital expenditures and other cost commitments and revenues;
●	dates by which certain areas will be developed or will come onstream; and
●	future growth and development of the energy industry.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

●	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;
●	competition;
●	our ability to obtain financing;
●	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;
●	uncertainties inherent in making estimates of our reserves;
●	the modification, adjustment or reduction of the tariffs, rates or fees charged by the electricity transmission businesses in the countries where they operate;
●	significant political, economic and social developments in Colombia and other countries where we do business;
●	natural disasters, pandemics and other public health events;
●	the Russian invasion of Ukraine and the Israeli - Palestinian conflict;
●	other military operations, terrorist acts, wars or embargoes;
●	regulatory developments, including regulations related to climate change;
●	receipt of government approvals and licenses;

●	technical difficulties; and
●	other factors described in our press releases and filings with the SEC, including our 2022 Form 20-F.

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.